SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM 6-K

                                --------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 25, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)

            ------------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



            Form 20-F     X                Form 40-F
                          ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


            Yes                            No           X
                          ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

                               [GRAPHIC OMITTED]

                                 CNOOC Limited
                             [CHINESE CHARACTERS]
              (Incorporated in Hong Kong with limited liability)
                               (Stock Code: 883)

                  ANNUAL GENERAL MEETING HELD ON 25 MAY 2005
                                 POLL RESULTS

CNOOC Limited ("the Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of the Company held on 25 May 2005 as follows:-



----------------------------------------------------------------------------------------------------------------------
                                                                                          Number of Votes (%)
                                                                                --------------------------------------
                                   Resolutions                                             For            Against
----------------------------------------------------------------------------------------------------------------------
To receive and consider  the Audited  Accounts for the year ended 31 December        33,461,156,487       256,400
2004 together with the Reports of the Directors and the Auditors thereon.               99.9992%          0.0008%
----------------------------------------------------------------------------------------------------------------------
As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
----------------------------------------------------------------------------------------------------------------------
To declare a final dividend for the year ended 31 December 2004                      33,625,209,987       398,700
                                                                                        99.9988%          0.0012%
----------------------------------------------------------------------------------------------------------------------
As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
----------------------------------------------------------------------------------------------------------------------
To re-elect Mr. Luo Han as Executive Director.                                       33,499,436,907     89,534,280
                                                                                        99.7334%          0.2666%
----------------------------------------------------------------------------------------------------------------------
As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
----------------------------------------------------------------------------------------------------------------------
To re-elect Mr. Chiu Sung Hong as Independent Non-executive Director.                33,511,764,187     77,190,500
                                                                                        99.7702%          0.2298%
----------------------------------------------------------------------------------------------------------------------
As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
----------------------------------------------------------------------------------------------------------------------
To  re-appoint  Ernst & Young as Auditors and to authorize  the  Directors to        33,554,926,687     70,314,600
fix their remuneration.                                                                 99.7909%          0.2091%
----------------------------------------------------------------------------------------------------------------------
As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
----------------------------------------------------------------------------------------------------------------------
To grant a general mandate to the Directors to repurchase shares in the              33,619,394,887      1,151,200
Company not exceeding 10% of the aggregate nominal                                      99.9966%          0.0034%
amount of the existing issued share capital.
----------------------------------------------------------------------------------------------------------------------
As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
----------------------------------------------------------------------------------------------------------------------
To grant a general  mandate to the  Directors  to issue,  allot and deal with        30,585,892,579    3,019,243,408
additional  shares in the Company not  exceeding  20% of the existing  issued           91.0155%          8.9845%
share capital.
----------------------------------------------------------------------------------------------------------------------
As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
----------------------------------------------------------------------------------------------------------------------
To extend the general  mandate  granted to the Directors to issue,  allot and        33,449,499,237     158,165,850
deal with shares by the number of shares repurchased.                                   99.5294%          0.4706%
----------------------------------------------------------------------------------------------------------------------
As more than 50% of the votes cast were in favour of the resolution, the resolution was duly passed as an ordinary resolution.
----------------------------------------------------------------------------------------------------------------------

Notes

(1) The total number of shares of the Company entitling the holders to attend and vote for or against any resolution at the AGM: 41,054,675,375

      Every member present in person or by proxy has one vote for every share of which he is the holder

(2) The total number of shares entitling the shareholder of the Company to attend and vote only against any resolution at the AGM: Nil

(3) Computershare Hong Kong Investor Services Limited acted as the scrutineer for the vote-taking at the AGM.

The Board comprises:
Executive Directors
Fu Chengyu (Chairman)
Luo Han
Jiang Longsheng
Zhou Shouwei

Independent non-executive Directors:
Chiu Sung Hong
Dr. Kenneth S. Courtis
Evert Henkes

                                                          For and on behalf of
                                                              CNOOC Limited
                                                               Cao Yunshi
                                                            Company Secretary

Hong Kong, 25 May 2005

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CNOOC Limited


                                            By:  /s/ Cao Yunshi
                                                 -----------------------------
                                                 Name:  Cao Yunshi
                                                 Title: Company Secretary

Dated: May 25, 2005